EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,		Year Ended December 31
	2009	2008	2008	2007	2006	2005	2004
	(in thousands)
Net loss attributable to common shareholders	(40,550)	(113,920)	(202,907)	(148,305)	(135,819)	(102,505)	(252,298)
Add: fixed charges	15,224	79,270	146,027	15,421	45,147	18,942	12,504

Earnings as defined	(25,326)	(34,650)	(56,880)	(132,884)	(90,672)	(83,563)	(239,794)

Fixed charges:
Interest expensed and capitalized	14,893	78,903	145,332	14,827	44,582	17,559	10,988
Estimated interest components of rent	331	367	695	594	565	1,383	1,516

Total fixed charges	15,224	79,270	146,027	15,421	45,147	18,942	12,504

Preferred stock dividends	24	468	662	648	—	—	—
Deemed dividends on conversion of preferred stock	9,648	17,265	21,149	—	—	—	—
Total combined fixed charges and preferred stock dividends	24,896	97,003	167,838	16,069	45,147	18,942	12,504
Ratio of earnings to combined fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges and preferred stock dividends by an amount equal to the net loss attributable to common shareholders for the period.